Exhibit 23.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in Registration Statements No. 333-219333, 333-198365 and 333-167478, of Mercer International Inc. on Form S-8, and in Registration Statement No. 333-213644, of Mercer International Inc. on Form S-3, of our report dated December 14, 2018 relating to the consolidated financial statements as of and for the years ended December 31, 2017 and 2016 of Daishowa-Marubeni International Ltd. (which report expresses an unmodified opinion and includes an amended consolidated financial statement paragraph stating that the consolidated financial statements for the year ended December 31, 2017 have been restated from those on which we originally reported on) appearing in this Current Report of Mercer International Inc. on Form 8-K.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

December 14, 2018